Exhibit 99.1

Central GoldTrust Announces Proposed ETF Conversion in Partnership with Purpose Investments –

ETF Conversion Represents a Clearly Superior Alternative to Sprott’s Inadequate Hostile Offer

Unitholders Urged to Continue to Reject the Sprott Offer and Withdraw Any Units Already Tendered

(Toronto, ON, November 17, 2015) – The Board of Trustees of Central GoldTrust (“GoldTrust”) (symbol: TSX – GTU.UN (C$) and GTU.U (US$); NYSE MKT – GTU (US$)) announced today that GoldTrust has entered into a letter of intent with Purpose Investments Inc. (“Purpose”) regarding the proposed conversion of GoldTrust into an exchange-traded gold bullion fund (“ETF”). The proposed conversion will involve certain amendments to GoldTrust’s Declaration of Trust that will be subject to approval by GoldTrust unitholders at a special unitholders’ meeting expected to be held by the end of January 2016. The proposal is also subject to the execution of definitive agreements, receipt of regulatory approvals and other customary conditions for transactions of this nature. Full details regarding the proposed conversion and its anticipated benefits will be outlined in a management information circular which will be mailed to unitholders in advance of the proposed special meeting.

Purpose is an independent, employee-owned Canadian investment management company established in January 2013 by Som Seif, founder and former CEO of Claymore Investments, a leading Canadian ETF provider, which was purchased by BlackRock, Inc. in 2012. Purpose, which has current assets under management of over $1.4 billion across 17 funds, is one of Canada’s most experienced ETF managers and has significant experience in managing bullion funds. Purpose and Central Gold Managers Inc., GoldTrust’s current administrator, will jointly administer GoldTrust following approval of the conversion by GoldTrust unitholders.

The anticipated benefits of the proposed ETF conversion in partnership with Purpose include:

▪	The elimination of material trading discounts to net asset value (“NAV”);

▪	Maintaining GoldTrust’s existing low management fees, which are 43% lower than Sprott[1];

▪	Retaining GoldTrust’s industry-leading bullion security and safeguards, which are superior to those of Sprott;

▪	Creation of a dual-listed (Canada and US) physical gold bullion ETF;

▪	Providing unitholders with significantly enhanced liquidity;

▪	Enhanced ability to grow as units will be continuously offered at NAV by designated market makers;

▪	Improved marketing capability at no additional cost to unitholders;

▪	The conversion is not expected to have any adverse tax effect on GoldTrust or its unitholders and should preserve GoldTrust’s tax efficient structure; and

▪	Joint stewardship by highly experienced leaders in ETF management and bullion investment administration.

Bruce Heagle, Chair of the Special Committee of the Board of Trustees, stated: “Your Trustees, acting in the best interests of all unitholders, have conducted a thorough review of available alternatives to address unitholder concerns regarding liquidity and trading discounts to NAV. We are confident that the proposed ETF conversion in partnership with Purpose, a recognized leader in ETFs with significant experience managing bullion funds, will address these concerns and is in the best interests of ALL GoldTrust unitholders. Furthermore, the proposed conversion represents a clearly superior alternative for unitholders to Sprott’s inadequate hostile offer. Unitholders are expected to benefit from the elimination of material discounts to NAV and enhanced liquidity, while preserving GoldTrust’s low management fees, industry-leading bullion security and safeguards and tax-efficient structure. We look forward to providing unitholders with further information regarding the proposed ETF conversion and partnership with Purpose, so that unitholders may make an informed decision on the future of their investment in GoldTrust. We thank GoldTrust Unitholders for their continued support.”

Som Seif, President and CEO of Purpose, added: “Purpose is honoured to partner with Central Gold Managers, a recognized leader in gold bullion investment products. We believe the proposed ETF conversion represents a unique and compelling opportunity for GoldTrust unitholders to participate in a growing, more liquid entity, while maintaining GoldTrust’s low fees, industry-leading bullion security and safeguards and tax-efficient structure. In addition, we are very experienced in ETF conversions, as we successfully accomplished similar conversions in our Claymore bullion funds. At Purpose, we are confident that the proposed conversion of GoldTrust to an ETF represents a more attractive alternative for GoldTrust unitholders than the offer from Sprott. We look forward to engaging with unitholders on the benefits of the proposed conversion and to a long and prosperous partnership with GoldTrust unitholders going forward.”

GoldTrust has applied to the Ontario Securities Commission to cease trade the Sprott offer. The Trustees have taken this action because they believe the Sprott offer, and Sprott’s plan to use unitholder powers of attorney for unauthorized purposes, are contrary to the Securities Act and contrary to the public interest. GoldTrust hopes that the Ontario Securities Commission makes orders that will give unitholders an opportunity to review the merits of the proposed ETF conversion relative to Sprott’s hostile offer and be able to make a fully informed choice on the future of their investment in GoldTrust.

GoldTrust Trustees continue to recommend that Unitholders REJECT Sprott’s offer, TAKE NO ACTION, DO NOT TENDER their Units to Sprott’s offer and WITHDRAW their Units if already tendered.

Unitholders are also urged to contact their brokers to ensure their brokers have not tendered their GoldTrust units and provided a power of attorney to Sprott, without having first received specific direction and authorization regarding their investment in GoldTrust units.

Unitholders who have already tendered to Sprott’s offer should withdraw their units immediately by contacting D.F. King & Co at 1-800-251-7519, or via email at inquiries@dfking.com

About Central GoldTrust

GoldTrust (established on April 28, 2003) is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At November 17, 2015, the GoldTrust Units were 99.8% invested in unencumbered, allocated and physically segregated gold bullion. Units may be purchased or sold on the Toronto Stock Exchange and NYSE MKT.

Additional Information and Where to Find It

The recommendation of the Trustees described herein with respect to Sprott’s offer is contained in the Trustees’ Circular, which has been filed with Canadian securities regulatory authorities and is also contained in the solicitation/recommendation statement filed with the Securities and Exchange Commission (“SEC”). Unitholders are urged to read the Trustees’ Circular and the solicitation/recommendation statement and other relevant materials because they contain important information. The Trustees’ Circular and other filings made by GoldTrust with Canadian securities regulatory authorities since 2003 may be obtained without charge at http://www.sedar.com and at the investor relations section of the GoldTrust website at http://www.gold-trust.com/news.htm. The solicitation/recommendation statement and other SEC filings made by GoldTrust may be obtained without charge at the SEC’s website at http://www.sec.gov and at the investor relations section of the GoldTrust website at http://www.goldtrust.com/news.htm.

Forward-Looking Statements

Certain statements contained in this press release constitute “forward-looking statements” under United States federal securities laws and “forward-looking information” under Canadian securities laws (collectively, “Forward-Looking Statements”), including those related to: the reasons of the Board of Trustees for recommending to Unitholders the rejection of Sprott’s offer, not taking any action with respect to Sprott’s offer, not tendering any Units to Sprott’s offer and withdrawing any Units already tendered to Sprott’s offer; the anticipated costs, risks and uncertainties associated with Sprott’s offer, including any anticipated impacts on bullion security, governance and Unitholder rights, potential tax risks, leverage to rising gold prices and fees to be collected by Sprott; the anticipated timing, mechanics, completion and settlement of Sprott’s offer; the value of the Sprott Physical Gold Trust units that would be received as consideration under Sprott’s offer; the ability of Sprott to complete the transactions contemplated by Sprott’s offer; any anticipated results or performance of Sprott Physical Gold Trust or any other affiliates of Sprott; any anticipated changes to the market price of Sprott Physical Gold Trust units or any other securities of Sprott and their affiliates; any anticipated future prices of gold and the units; and the proposed ETF conversion and related amendments to GoldTrust’s constating documents, the anticipated benefits thereof and the likelihood of such proposed transactions being completed on the terms outlined herein or at all. GoldTrust cautions investors about important factors that could cause actual results or outcomes to differ materially from those expressed, implied or projected in such Forward-Looking Statements. Such Forward-Looking Statements involve projections, estimates, assumptions, known and unknown risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such Forward-Looking Statements or otherwise be materially inaccurate. No assurance can be given that these projections, estimates, expectations or assumptions will prove to be correct and any Forward-Looking Statements included in this press release should not be unduly relied upon. These Forward-Looking Statements speak only as to GoldTrust’s beliefs, views, expectations and opinions as of the date of this press release. Except as required by applicable securities laws, GoldTrust does not intend and does not assume any obligations to update or revise these Forward-Looking Statements, whether as a result of new information, future events or otherwise. In addition, this press release may contain Forward-Looking Statements drawn from or attributed to third party sources. Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in GoldTrust’s filings with the Canadian securities regulatory authorities and the SEC.

1 The management expense ratio is calculated based on the administrative/management fees incurred over the twelve-months ended September 30, 2015, divided by the average end-of-month NAV for the same entity over the same period. This yields a management expense ratio of 0.35% for Sprott Physical Gold Trust and 0.20% for GoldTrust. Administration/management fees are taken directly from the respective financial statements of Sprott Physical Gold Trust and GoldTrust and historical monthly NAV data is sourced from Bloomberg.